Titan Medical Announces Filing of Second Amended and Restated Preliminary Prospectus

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

TORONTO, Nov. 23, 2017 -- Titan Medical Inc. ("Titan" or the "Company") (TSX:TMD) (OTCQB:TITXF) advises that it has filed and has obtained a receipt for an amended and restated preliminary short form prospectus (the “Second Amended Prospectus”) which amends and restates its previously filed amended and restated short form prospectus dated November 16, 2017 which, in turn, amended and restated its preliminary short form prospectus dated November 14, 2017 in connection with the marketed offering (the "Offering") of units of the Company (the "Units"). The Second Amended Prospectus provides for the previously announced increase of the minimum gross proceeds of the Offering to CDN$18,000,000 (from CDN $13,000,000) and the maximum gross proceeds of the Offering to CDN$23,000,000 (from CDN $15,000,000). Pursuant to the Offering, Titan will issue Units at a price of CDN $0.50 per Unit. Each Unit is comprised of one common share of the Company (a "Common Share") and one Common Share purchase warrant of the Company (a "Warrant"). Each Warrant is exercisable for one Common Share at a price of CDN $0.60, for a period of 5 years following the closing of the Offering.

The Offering will be undertaken on a best efforts basis pursuant to the terms and conditions of an agency agreement to be entered into between the Company and Bloom Burton Securities Inc. (the "Agent"). In connection with the Offering, the Agent will be paid a cash commission equal to 7.0% of the gross proceeds of the Offering and it will be issued that number of non-transferable broker warrants exercisable for Common Shares equal to 7.0% of the number of Units sold in the Offering (in each case excluding any Units sold to certain excluded subscribers).

The Second Amended Prospectus has been filed in each of the provinces of Ontario, British Columbia and Alberta pursuant to National Instrument 44-101 - Short Form Prospectus Distributions. In addition, the Units may also be offered for sale in the United States, by or through United States registered broker-dealers appointed by the Agent as sub-agents, and in certain offshore jurisdictions, in each case under available exemptions from the prospectus and registration requirements of applicable securities laws.

The net proceeds of the Offering (the “Net Proceeds”) will be used to fund continued development work in connection with the Company’s SPORT Surgical System, as well as for working capital and other general corporate purposes. Please see "Use of Proceeds" in the Second Amended Prospectus, which is available under the Company’s profile at www.sedar.com, for further details of the use of Net Proceeds.

The Common Shares are listed on the Toronto Stock Exchange (the "TSX") under the symbol "TMD". An application has been made to list the Common Shares issuable under the Offering for trading on the TSX. Listing will be subject to the Company fulfilling all of the requirements of the TSX.

About Titan

Titan is a Canadian public company focused on the design and development of a robotic surgical system for application in minimally invasive surgery ("MIS"). The Company's SPORT Surgical System, currently under development, includes a surgeon -controlled robotic platform that includes a 3D high-definition vision system and instruments for performing MIS procedures. The surgical system also includes a surgeon workstation that provides the surgeon with an advanced ergonomic interface to the robotic platform for controlling the instruments and provides a 3D high-definition endoscopic view of inside a patient’s body. The SPORT Surgical System is designed to enable surgeons to perform a broad set of surgical procedures for general abdominal, gynecological and urologic indications. For more information, visit the Company's website at www.titanmedicalinc.com.

Forward-Looking Statements

This press release contains "forward-looking statements" which reflect the current expectations of management of the Company. Such statements include, but are not limited to, statements regarding the listing of the Common Shares on the TSX and the proposed use of the Net Proceeds. Wherever possible, words such as "may", "would", "could", "will", "anticipate", "believe", "plan", "expect", "intend", "estimate", "potential for" and similar expressions have been used to identify these forward-looking statements. These statements reflect management's current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company's actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the "Risk Factors" section of the Company's Annual Information Form dated March 31, 2017 (which may be viewed at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward looking statements prove incorrect, actual results, performance or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully and prospective investors should not place undue reliance on the forward -looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements.

U.S. Securities Law Caution

The securities described herein have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws, and accordingly, may not be offered or sold to, or for the account or benefit of, persons in the United States or "U.S. persons", as such term is defined in Regulation S promulgated under the U.S. Securities Act ("U.S. Persons"), except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities requirements or pursuant to exemptions therefrom. This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the Company's securities to, or for the account or benefit of, persons in the United States or U.S. Persons.

CONTACT INFORMATION

LHA Investor Relations
Kim Sutton Golodetz
(212) 838-3777
kgolodetz@lhai.com
or
Bruce Voss
(310) 691-7100
bvoss@lhai.com